

October 22, 2013

Via E-Mail
Mr. Lawrence Edward Dickinson IV
Chief Financial Officer
LMI Aerospace, Inc.
411 Fountain Lakes Boulevard
St. Charles, MO 63301

      Re: LMI Aerospace, Inc.
            Form 10-K for the year ended December 31, 2012
            Filed March 15, 2013
            File No. 000-24293

Dear Mr. Dickinson:

      We have reviewed your letter dated October 7, 2013, in response to the Staff's letter dated September 24, 2013 and have the following additional comments. Please revise your disclosure in future filings in response to our comments. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Liquidity and Capital Resources, page 35

1. We note your response to previous comment four. As previously requested, this disclosure should be presented in the notes to the financial statements. Please confirm that you will revise your notes to the financial statements to disclose the restrictions imposed by the credit agreement on your ability to pay dividends in accordance with the disclosure requirements of Rule 4-08(e) of Regulation S-X.

Note 2. Acquisitions, page 48

2. We note your response to previous comment seven. Please revise your disclosure to describe the nature and terms of the contractual agreements with Valent, and the reasons why customer contracts are grouped and analyzed with Customer relationships, similar to your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief